Zomedica Pharmaceuticals Corp.

100 Phoenix Drive, Suite 190

Ann Arbor, MI 48108

January 28, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Zomedica Pharmaceuticals Corp.

Registration Statement on Form S-3 (File No. 333-228926)

Filed on December 20, 2018

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Zomedica Pharmaceuticals Corp. (the “Company”) hereby requests that the above-referenced Registration Statement (the “Registration Statement”) be declared effective by the Securities and Exchange Commission (the “Commission”) at 5:00 p.m., Eastern Time, on January 30, 2019, or as soon as practicable thereafter.

Please call John D. Hogoboom of Lowenstein Sandler LLP at (973) 597-2382 to confirm the effectiveness of the Registration Statement or with any questions.

[Signature page follows.]

U.S. Securities and Exchange Commission

January 28, 2019

Very truly yours,

ZOMEDICA PHARMACEUTICALS CORP.

By:	/s/ Gerald Solensky, Jr.
Name:	Gerald Solensky, Jr.
Title:	Chairman of the Board, President and Chief Executive Officer